UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”) hereby announces that it has completed a number of transactions to purchase 460,409 ordinary shares of Elbit Imaging Ltd. (“Elbit Imaging”), representing 5.04% of the issued and outstanding share capital of Elbit Imaging.

In addition, pursuant to Section 63(b)(2) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and Elbit Imaging’s amended and restated articles of association, on June 9, 2021 the Company issued a letter to Elbit Imaging requesting to convene an extraordinary general meeting of Elbit Imaging shareholders in accordance with the provisions of the Companies Law (the “Extraordinary Meeting”). The agenda for the Extraordinary Meeting includes resolutions to: (i) remove the current serving directors of Elbit Imaging, other than the external directors; (ii) remove the current chairperson of the board of directors of Elbit Imaging; and (iii) appoint in their stead the following director nominees: Mr. Eliyahu Yoresh, the Company’s chairperson of the board of directors, Mr. Liron Carmel, the Company’s chief executive officer, Mr. Oz Adler, the Company’s former chief financial officer and Mr. Itay Meroz.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 14, 2021	By:	/s/ Liron Carmel

Liron Carmel
Chief Executive Officer

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